Exhibit 99.6

UNITED UTILITIES TRADING UPDATE

Introduction

United Utilities today issues an update on trading for the six months ending 30 September 2006. The company will announce its interim results on 5 December 2006.

Commenting on the group's trading position, Philip Green, Chief Executive, said:

“The group is on track to deliver results in line with our expectations for the six months ending 30 September 2006.

“In United Utilities North West, we have sustained our recent performance improvement on leakage and are on course to meet the economic level of leakage rolling target for 2006/07. Water resource levels remain robust and we do not expect to introduce any water restrictions. Progress on delivering the regulatory efficiency initiatives and capital programmes has also been good.

“United Utilities Contract Solutions continues to benefit from a strong order book and performance across the contract portfolio is in line with expectations.

“Vertex has secured a number of new contracts in the first half of the year and we see good opportunities for the business to enhance further its presence in the public and financial services sectors.

“Further progress has been made in raising index-linked debt funding, which, in total, now stands at £1,225 million, representing around 16 per cent of the group’s regulated asset value. This long-dated funding, with an average interest rate of around 1.8 per cent real, continues to provide additional value for our shareholders.”

To reflect the continuing evolution of the group, for reporting purposes the business segments will now be aligned to major individual business units which more closely reflect the internal organisational and management structure.

United Utilities North West
(formerly described as licensed multi-utility operations)

United Utilities North West is expected to deliver strong operating profit growth in the first half of the year. This principally reflects the regulatory price increases which are supporting the substantial capital investment programmes. This rise in operating profit is being achieved despite inflationary pressures and increasing costs that are a function of the growth in the asset base.

Overall, operational performance has been good and United Utilities Water has continued to focus on maintaining a robust supply and demand balance. The business met its year-end economic level of leakage spot target and leakage levels are currently below the 2006/07 rolling average target of 470 megalitres per day. Water resource levels remain healthy, without any need for water restrictions.

Capital expenditure is expected to increase this year, compared with the previous year, reflecting the planned phasing of the investment programmes. It is anticipated that the level of capital expenditure will peak in years three and four of this five-year regulatory price control period.

The business is making good progress in delivering its planned operating and capital efficiency initiatives, with benefits being realised from the implementation of a new customer billing system, process optimisation schemes and improved work planning and scheduling programmes. It is also continuing to develop a range of key operational and service measurements to help it achieve further performance improvements and these will be outlined at the interim results later in the year.

United Utilities Contract Solutions
(formerly included within infrastructure management)

Operating profit in the first half is expected to show a small increase on last year’s underlying figure, after adjusting for £6.4 million of profit on disposals (principally proceeds from the successful Initial Public Offering of Tallinna Vesi’s shares) included in the reported figure for the six months ended 30 September 2005.

The infrastructure management segment previously included the contribution from United Utilities Property Solutions (UUPS), which manages and develops the group’s property and land portfolio. UUPS’ operating profit in the first half of last year amounted to £9.1 million and its full year contribution for 2005/06 was £18.1 million. The performance of UUPS will now be included in the other income line in the income statement and its operating profit in the first half of 2006/07 is expected to be in line with the comparative period.

The table at the foot of this update shows the impact on the prior half year and full year published segmental analysis of the reclassification of UUPS’ results.

Following a continued period of winning and implementing new contracts, which saw the order book sustained at around £5 billion and resulted in a 35 per cent increase in turnover, the business is now focusing on optimising returns from its substantial contract portfolio. It is also mobilising its contract renewal with Scottish Water, through Scottish Water Solutions, which was secured earlier in the year.

United Utilities Contract Solutions (UUCS) has a number of opportunities in the pipeline, with good prospects of securing additional contracts.

Vertex
(formerly described as business process outsourcing)

Operating profit in the half year is expected to be in line with last year’s underlying figure, after adjusting for pension settlement credits of approximately £6 million included in the reported figure for the six months ended 30 September 2005. The current half year performance reflects a re-shaping of the Vertex contract portfolio and the fact that the business is in the early stages of a number of contracts, including its substantial, long-term contract with Thurrock Council.

Since the start of the year, Vertex has secured contracts with a total value of around £128 million. This includes an important contract with Living Time and AIG Life, which marks a move into the UK’s retirement income market, offering additional opportunities for growth. Vertex will build a product administration platform and provide a full end-to-end administration service for its client.

The public sector and the financial services sector continue to offer good growth prospects.

Other financial

Borrowings, net of cash and short term deposits, at the half year are expected to show an increase of approximately £0.3 billion when compared with 31 March 2006, excluding the impact of IAS 39. This increase principally reflects expenditure on the regulated businesses’ water, wastewater and electricity capital programmes and payment of the 2005/06 final dividend.

The overall tax charge at the half year is expected to be close to 30 per cent. This primarily reflects the full provision for deferred tax, as required by IAS 12, and the continued expected increase in current tax following the change in tax treatment of capitalised revenue expenditure.

United Utilities' Contacts:

Philip Green, Chief Executive Officer	+44 (0)1925 237000
Tim Weller, Chief Financial Officer	+44 (0)1925 237000

Gaynor Kenyon, Communications Director	+44 (0)7753 622282
Darren Jameson, Investor Relations Manager	+44 (0)7733 127707

Prior year reclassification

Operating profit	Half-year ended 30 September 2005			Year ended 31 March 2006

	As reported	Transfers	Reclassified	As reported	Transfers	Reclassified

	£m	£m	£m	£m	£m	£m

United Utilities North West (formerly described as licensed multi-utility operations)	325.0		325.0	652.3		652.3
United Utilities Contract Solutions* (formerly included within infrastructure management)	41.1	(9.1)	32.0	95.5	(18.1)	77.4
Vertex** (formerly described as business process outsourcing)	11.0		11.0	20.8		20.8
Other activities	5.7	9.1	14.8	6.7	18.1	24.8

Total	382.8		382.8	775.3		775.3

Notes

* UUCS reported and reclassified result for the half year ended 30 September 2005 included £6.4m profit on disposals (£6.4m in full year ended 31 March 2006)

** Vertex reported and reclassified result for the half year ended 30 September 2005 included a credit of £6.4m in respect of pension settlements (£10.6m in full year ended 31 March 2006)